UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File No. 001-39000

Vista Oil & Gas, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Calle Volcán 150, Floor 5

Colonia Lomas de Chapultepec, Alcaldía Miguel Hidalgo

Mexico City, 11000

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista Oil & Gas announces changes to the capital structure of Aleph Midstream

Mexico City, February 26, 2020 – Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today that its Board of Directors approved changes to the participation of the Company in the capital structure of Aleph Midstream S.A. (“Aleph Midstream”). The Company has reached an agreement with affiliates of Riverstone and Southern Cross Group (the “Financial Sponsors”) to purchase all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph Midstream, at an aggregate purchase price of $37.5 million (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors).

As a result of such transaction, Aleph Midstream, the first midstream player focused on providing gathering, processing and evacuation services for oil and gas production in the Neuquina Basin, will become a wholly owned subsidiary of Vista, run by a dedicated and experienced management team, with a multi-client approach to pursue the growing business opportunities in the Vaca Muerta play.

Related Party Transaction Disclosure

Along with the acquisition of the equity interests of the Financial Sponsors in Aleph Midstream, the Company will purchase all of the issued and outstanding equity interests of certain officers of Vista, including our Chairman and CEO, Miguel Galuccio, representing approximately 1.4% of the total capital invested, at the same economic terms (an amount equivalent to the entire amount effectively contributed by such officers to Aleph Midstream). Upon closing of the transaction, no officers of Vista will hold a direct participation in Aleph Midstream.

About Vista

Vista is an independent Latin American oil and gas company operating since April 4, 2018. The Company owns high-quality, low-operating cost, high-margin conventional producing assets in Argentina and Mexico, with most of its production and revenues originating in Argentina. In addition, most of its ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including its currently-producing Vaca Muerta wells. Led by an experienced management team, the Company seeks to generate strong returns for its shareholders by leveraging its strong cash flow-producing conventional assets and developing its premier shale acreage in its approximately 134,000 net acres in the Vaca Muerta shale play in Argentina, as well as by increasing the oil recovery factor of the conventional assets it operates in Argentina. In August 2019, Vista became the second largest shale oil producer in the Vaca Muerta play according to the Argentine Secretariat of Energy.

Forward-Looking Statements

Any statements contained herein regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s prospectus filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations

Mexico: +52.55.1167.8250

Argentina: +54.11.3754.5832

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2020

VISTA OIL & GAS, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer